March 20, 2009
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Novogen Limited Form 20-F for the fiscal year ended June 30, 2008 File No. 000-29962
Ladies and Gentlemen:
     The following is the response of Novogen Limited (the “Company”) to the comment set forth in the letter, dated February 24, 2009, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form
20-F for the fiscal year ended June 30, 2008 (File No. 000-29962).
     Set forth below is the Staff’s comment in italics followed by the Company’s response.
Item 4. Information on the Company, page 15
Business Overview, page 15
Licensing Arrangements, page 24
1. We note your description of a license agreement with Archer Daniels Midland Company. Please revise your disclosure to include a description of the material terms of this agreement, including the term and termination provisions and aggregate potential milestone payments. We note that in connection with this license, the company received royalty payments from ADM of A$ 1.4 million and A$ 1.7 million for the fiscal years 2008 and 2007, respectively. Please include this contract in your description of material contracts under Item 10 of your Form
20-F and file this agreement as an exhibit to your Form 20-F or provide us with an analysis supporting your determination that this contract is not material to your business.
Response: The following reflects the revised disclosure requested by Comment 1. The Company respectfully requests that it be permitted to include the following disclosure in its Annual Report on Form 20-F for the fiscal year ended June 30, 2009 rather than amend its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 to include such disclosure.
     In 1997, the Company granted an exclusive royalty-bearing license, with the right to grant sublicenses, to Protein Technologies International, then a subsidiary of Ralston Purina Company (“PTI”), covering three of the Company’s patent applications (and U.S. patents arising from such applications) for the development and commercialization of prescription and non-prescription drug products and dietary health supplements in which the biologically active component is derived from soy and consists of at least one isoflavone covered by one of the licensed patent applications (or U.S. patents arising from such applications). Subsequent to the Company’s grant of the license, U.S. patents were issued for all three patent applications. The geographical territory of the license is worldwide, with the exception of Australia and New Zealand. In 1997, Dupont acquired PTI and PTI subsequently changed its name to Solae LLC (“Solae”) in connection with a joint venture that it entered into with Bunge Ltd. In 2004, the parties amended the license to revise the schedule of minimum annual payments and to provide for payment to be made by Solae to the Company in the event that Solae sells its isoflavone drug program. The license was transferred to Archer Daniels Midland Company (“ADM”) in 2005.
     Under the terms of the transfer, ADM assumes the rights and obligations formally held by Solae, including the obligation to make minimum annual payments and royalty payments to the Company. Notwithstanding the transfer of the license agreement, Solae remains obligated to make payment to the Company in the event that Solae sells its isoflavone drug program. The license agreement will terminate upon the expiration or invalidation of the last of the patent applications and/or patent rights that it covers. In connection with the license agreement, the Company received royalty payments from ADM of A$l.4 million and A$1.7 million in fiscal years 2008 and 2007, respectively.
***
     The Company has filed an Application for Confidential Treatment with respect to certain portions of the (i) Patent License Agreement, dated as of November 13, 1997, by and among Novogen Limited, Novogen Research Pty Limited, and Novogen Inc. (the “Novogen Group”) and Protein Technologies International Inc. (the “License Agreement”) and (ii) Amendment to the Patent License Agreement, dated as of June 21, 2004 by and among Novogen Limited, Novogen Research Pty Limited, Novogen Inc. and Solae LLC (formerly known as Protein Technologies International Inc.) (the “Amendment”). In connection with the Application for Confidential Treatment, the Company filed an amendment to its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 on March 20, 2009 to add the License Agreement and the Amendment as Exhibit 4.10 and Exhibit 4.11, respectively. Certain portions of Exhibit 4.10 and Exhibit 4.11 filed with the amendment have been omitted pursuant to the request for Confidential Treatment.
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely

NOVOGEN LIMITED

By:	/s/ David Seaton

Name:	David Seaton
Title:	Chief Financial Officer